SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-16182

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axsys Technologies, Inc.

175 Capital Boulevard, Suite 103
Rocky Hill, CT 06067

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2003 and 2002

Notes to Financial Statements

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

AXSYS TECHNOLOGIES, INC.

401 (K) RETIREMENT PLAN & TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2003 and 2002

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXSYS TECHNOLOGIES, INC.

401 (K) RETIREMENT PLAN & TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEAR ENDED DECEMBER 31, 2003

CONTENTS

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Plan Benefits

Statement of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Plan Investment Committee

Axsys Technologies, Inc. 401(k) Retirement Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003 and 2002 and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
Hartford, Connecticut
June 21, 2004

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2003	2002
Assets:
Investments at Fair Value	$23,136,022	$19,481,228

Contributions/Loan receivable:
Employees	183,536	134,795
Employer	207,007	183,958
Total contributions receivable	390,543	318,753

Net assets available for plan benefits	$23,526,565	$19,799,981

See accompanying notes

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2003	2002
Additions
Investment income:
Net appreciation/(depreciation) in fair value of investments	$3,736,005	$(3,116,908)
Interest and dividends	498,014	477,727
	4,234,019	(2,639,181)

Contributions:
Participants	1,517,753	1,638,837
Employer	742,093	815,366
Loan Repayments	64,946	87,853
	2,324,792	2,542,056

Forfeiture credits and adjustments	42,560	29,824
Total additions	6,601,371	(67,301)

Deductions
Benefit payments	2,826,058	2,169,191
Administrative expenses	48,729	38,166
Total deductions	2,874,787	2,207,357

Net increase/(decrease)	3,726,584	(2,274,658)

Assets available for benefits at beginning of year	19,799,981	22,074,639
Assets available for benefits at end of year	$23,526,565	$19,799,981

See accompanying notes.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN & TRUST

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note A – Plan Description

The following description of the Axsys Technologies, Inc. 401(K) Retirement Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Axsys Technologies, Inc. (the “Company”) has maintained the Plan, which qualifies under section 401(a) and 401(k) of the Internal Revenue Code (the “Code”), since April 1, 1985.  All employees who are not members of collective bargaining groups and who are 21 years of age or older and have completed six months of continuous employment are eligible to participate in the Plan.

Background

During 2002, the Company sold three of its divisions.  As of December 31, 2003, 59 former employees from these divisions have withdrawn from the Plan.

Effective September 1, 2000, the Company amended and restated the Plan pursuant to an Adoption Agreement adopting the Fidelity CORPORATE plan for Retirement Prototype Basic Plan Document (the “Fidelity Plan”).  The Company has appointed Fidelity Management Trust Company (“Fidelity”) as trustee of a separate trust established pursuant to the Fidelity Plan effective as of September 1, 2000 (the “Fidelity Trust”).  Fidelity will be the trustee of all Plan assets, other than the guaranteed interest accounts under the New England Life Insurance Company annuity contracts, which, effective September 1, 2000, comprise part of the Axsys Stable Value Fund along with certain assets in the Fidelity Trust  (the transferred assets being referred to as “Transferred Assets” and the remaining assets being referred to as the “Insurance Contracts”).  Stephen W. Bershad and David A. Almeida continue to be the co-trustees of the Insurance Contract Trust, which, effective September 1, 2000, holds assets exclusively attributable to the Insurance Contracts.

In connection with the amendment and restatement of the Plan, the Company intends to maintain the Insurance Contract Trust separately from the Fidelity Trust until the maturity or liquidation of the Insurance Contracts or participant withdrawals or participant-directed investment transfers from the Axsys Stable Value Fund to another investment fund, at which time those assets will be transferred to the Fidelity Trust (unless otherwise directed by the Company’s Investment Committee).

Once all assets attributable to the Insurance Contracts are transferred to the Fidelity Trust or otherwise are distributed to satisfy withdrawals from the Axsys Stable Value Fund, Stephen W. Bershad and David A. Almeida will no longer serve as co-trustees of the Insurance Contract Trust.

Although the Plan assets will be held in two separate trusts, the Plan is a “single plan” as described in Treasury Regulation Section 1.414(l)-1(b)(1) and all assets of both the Insurance Contract Trust and the Fidelity Trust will be available to pay benefits to participants and beneficiaries of the Plan.

Contributions

Participating employees may elect to defer a portion of their compensation and contribute it to the Plan on a pre-tax basis.  The minimum allowable contribution under the Plan is 1% of annual gross pay.  The maximum contribution to the Plan is limited by the Tax Reform Act of 1986 and was $12,000 in 2003 and $11,000 in 2002.  The Company matched 100% of the first 3% contributed and 50% of the next 2% contributed, for a maximum of 4% during 2003 and 2002.

Payment of Benefits

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the amount in their individual accounts.  Participant contributions and related investment returns are 100% vested.  Employer matching contributions and related investment returns vest as follows:

Completed Years of Service	Percentage Vested
less than 1	0%
1	25%
2	50%
3	75%
4	100%

Participant Loans

Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions.  The maximum amount of any loan is the lesser of (a) $50,000 or (b) one-half of the participant’s vested balance.  Loans are not made for less than $1,000.  Only one loan can be received per plan year and no more than two loans may be outstanding at any one time.  All loans must be repaid, by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within twenty years.  Participant loans are charged interest at the prime rate.

Plan Termination

While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA.  No such termination, however, shall permit the Plan’s assets to be used for any purpose other than the exclusive benefit of the participating employees.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note B – Summary of Accounting Policies

Investment Valuation and Income Recognition

Investments are made as directed by the Plan’s participants.  Investments consisting of guaranteed investment contracts are recorded at contract value.  All other investments are valued at fair value which equals the quoted market price on December 31, 2003 and 2002 using share values of the funds as reported by Fidelity Investments Institutional Services Inc., the custodian of the Plan.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Deposits with Insurance Company

Deposits backed by the assets of an insurance company are subject to credit risk.  If the Plan trustees/custodians fail to repay funds held by the Plan, the asset value of the plan could be substantially impaired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Note C – Investments

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2003	2002
Axsys Stable Value Fund	$4,484,076	$4,821,351
Fidelity Blue Chip Growth Fund	4,025,355	4,029,608
Fidelity Balanced Fund	3,167,134	2,517,138
Fidelity Growth Company Fund	2,011,202	1,060,056
Fidelity Investment Grade Bond Fund	1,346,806	1,343,458
Axsys Technologies, Inc. Common Stock	1,290,963	—
Fidelity Stock Selector Fund	1,234,078	1,012,762
Fidelity Diversified International Fund	1,207,788	—
Active Loans to Participants	1,297,768	1,034,068
	$20,065,170	$15,818,441

The Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as reflected below:

2003
Axsys Common Stock	$629,898
Investment in Registered Investment Co.’s (Mutual Funds)	3,106,107
$3,736,005

The Plan has investments in guaranteed investment contracts that are recorded at contract value.  Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract.  The interest rate and yield for the guaranteed investment contracts were 6.03% in 2003 and 6.06% in 2002.  No valuation reserves have been established to adjust contract amounts since, at December 31, 2003, there is no concern with the credit worthiness of the contract issuer, the New England Life Insurance Company.

Note D – Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2003	2002
Net assets available for plan benefits per the financial statements	$23,526,565	$19,799,981
Loan repayment/contribution receivable	(52,326)	(39,663)
Loans in default	(18,632)	(9,351)
Benefit payable	(69,752)	(14,291)
Net assets available for plan benefits per the Form 5500	$23,385,855	$19,736,675

The following is a reconciliation of the contributions per the financial statements to the Form 5500:

	Year Ended December 31,
	2003		2002
	Participant	Employer	Participant	Employer
Contributions per the financial statements	$1,517,753	$742,093	$1,638,837	$815,366
Change in loan repayment/contribution receivable from beginning of year to end of year	(13,457)	—	563	27,007

Contributions per the Form 5500	$1,504,296	$742,093	$1,639,400	$842,373

Note E – Income Tax Status

Axsys Technologies, Inc. (the “Plan Sponsor”) has not received a determination letter of their adoption of the non-standardized prototype plan.  In accordance with Revenue Procedure 2002-6, the Plan Sponsor has chosen to rely on the current opinion letter that has been issued to the prototype.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

AXSYS TECHNOLOGIES, INC.

401(K) RETIREMENT PLAN & TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN SPONSOR EIN 11-1962029

PLAN # 47754

DECEMBER 31, 2003

Identity of Issue, Borrower or Similar Party	Description of Investment (Including Number of Shares or Maturity Date and Rate of Interest)		Current Value

Axsys Stable Value Fund	4,484,076	shares	$4,484,076

Strong Advisor Smallcap Fund	402	shares	11,055

Axsys Technologies, Inc. Common Stock *	92,146	shares	1,290,963

Fidelity Growth Company Fund	40,168	shares	2,011,202

Fidelity Investment Grade Bond Fund	178,385	shares	1,346,806

Fidelity Balanced Fund	189,083	shares	3,167,134

Fidelity Blue Chip Growth Fund	101,573	shares	4,025,355

Fidelity Equity Income II Fund	18,027	shares	410,647

Fidelity Stock Selector Fund	58,793	shares	1,234,078

Fidelity Diversified International Fund	50,074	shares	1,207,788

Fidelity Freedom Income Fund	4,349	shares	48,231

Fidelity Freedom 2010 Fund	3,672	shares	47,805

Fidelity Freedom 2020 Fund	80,025	shares	1,041,924

Fidelity Freedom 2030 Fund	41,594	shares	538,644

Retirement Money Market	1,407	shares	1,407

Spartan US Equity Index Fund	24,613	shares	970,010

Fidelity Freedom 2040	149	shares	1,129

Active Loans to Participants	Bear interest at rates ranging from 4.00% to 10.5% with varying maturity dates		1,297,768
Total			$23,136,022

* Indicates party-in-interest to the Plan.

EXHIBITS

(a)          Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axsys Technologies, Inc. 401(k) Retirement Plan

(Plan Name)

DATE:	June 28, 2004	/s/ Stephen W. Bershad
Stephen W. Bershad
Chief Executive Officer

DATE:	June 28, 2004	/s/ David A. Almeida
David A. Almeida

Vice President & Chief Financial Officer